Exhibit 4.6

AMENDMENT NO. 2 TO LUXFER HOLDINGS PLC LONG-TERM UMBRELLA INCENTIVE PLAN

The Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (the “Plan”) is hereby amended effective as of March 28, 2013 as follows:

1.             By deleting Section 2(r) of the Plan in its entirety and replacing it by the following:

“(r)          “Fair Market Value” means, with respect to a Share, as of the applicable date of determination (i)  (x) for purposes of Sections 3(c) and 6(a) hereof, the closing price per Share on the trading day immediately preceding such date as reported on the New York Stock Exchange and (y) for all other purposes, the closing price per Share on that date as reported on the New York Stock Exchange (or if not reported,  the closing price per Share on the trading day immediately preceding such date as reported on the New York Stock Exchange) or (ii) if not so reported, as determined by the Committee in its sole discretion using a reasonable valuation method taking into account, to the extent applicable, the requirements of Section 409A of the Code.”

2.             This amendment shall not affect any other provisions of the Plan and the Plan shall remain in full force and effect.